Falcon Ridge Development, Inc.
5111 Juan Tabo Boulevard N.E.
Albuquerque, New Mexico 87111
PHONE: (505) 856-6043 o FAX: (505) 856-6043

January 22, 2007

United States Securities and Exchange Commission
100 F Street NE
Washington D.C., 20549

RE: Response to comments on -KSB File No. 000-28759

Gentlemen;

We are responding to your request for further information relating to our 2005 Form 10-KSB. We initially responded to your requests in letters dated September 15, 2006 and November 1, 2006 and December 7, 2006.

Your Comment 1:

Your response to comment one still does not address clearly and completely our request for additional information. We reissue our comment. Real Estate Held For Sale and Real Estate Held For Use and Development should be segregated and presented separately on the financial statements. Please note the following guidance from SFAS 67 and SFAS 144 and revise your disclosures in future filings to clarify and distinguish between your impairment policies for each category of real estate assets:

For a real estate project, or parts thereof, that is subsatntially completed and that is to be sold, paragraph 24 of SFAS 67 states that provisions in SFAS 144 for long-lived assets to be disposed of by sale shall apply. In this regard,paragraph 34 of SFAS 144 states that long-lived assets classified as held for ale shall be measured at the lower of its carrying amount or fair-value less costs to sell. Please note that this guidance not longer use the reference to net realizable value.

For real estate held for development, including property to be developed in the future as well as that currently under development, and to a real estate project,or parts thereof, that is substantially completed and that is be held and used, paragraph 24 of SFAS 67 states that the provisions in SFAS 144 for long-lived assets to be held and used shall apply. In this regard, paragraph 7 of SFAS 144states that an impairment loss for assets to be held and used shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.  Please note that this guidance not longer use the reference to net realizable value.

United States Securities and Exchange Commission
January 22, 2007

Our response.

We agree and Real Estate Held for Use and Development and Real Estate Held for Sale will be segregated in our future financial statements. Currently under these classifications we have only Real Estate Held for Sale.

Our anticipated note will be substantially as follows;

Real Estate Held for Sale
The carrying value of land and development includes the initial acquisition costs of land, improvements thereto, and other costs incidental to the acquisition or development of land. These costs are allocated to properties on a relative sales value basis and are charged to costs of sales as specific properties are sold. Due to the nature of the business, land and development costs have been classified as an operating activity on the consolidated statement of cash flows.

Impact credits received from the negotiated settlement with the City of Rio Rancho are offset against land development costs.

The company reviews the fair value less costs to sell of land under development at the end of each reporting cycle and where the carrying value of the asset is not recoverable and exceeds its fair value an impairment loss will be recognized.

Your Comment 2.

We have read your response to comment 2. You have determined that the fair value of neither the asset surrendered nor the asset received is derterminable. As a result, you have applied paragraph 26 of APB 29 and determines that historical cost is the most reliable measure. In accordance to paragraph 4(c) of APB 29, APB 29 does not apply to acquisition of non-monetary assets through the issuance of capital stock. We reissue our previous comment. Please tell us the fair value of the transaction and how you considered paragraphs 7,8, and 9 of SFAS 123 and EITF 96-18 in determining the fair value of the transaction.

United States Securities and Exchange Commission
January 22, 2007

Our Response.

We believe that after extensive additional review with our former auditor and our management that we have recorded the transaction correctly in the December 31, 2005 Form 10KSB. In considering the SEC observer’s response to EITF 2-05 taken together with all of the other accounting literature applicable to this transaction and considering paragraphs DI1 to D18 of SFAS 141, our acquisition of STLLC was not a business combination and the primary accounting treatment should be historical cost. Prior to the issuance of our financial statements in Form 10-KSB for 2005, we concluded, with the help of our attorney and our auditor, that the merger should not be reported to our shareholders at fair value for the following reasons:

We chartered STLLC to develop the Spanish Trails property. Prior to the merger, we and STLLC were managed by Mr. Montano and the group mentioned in 5;

Mr. Montano and Ms. Duran have resided together as a couple for approximately thirty years although they are not legally married.

Because the same shareholders controlled both the Issuer and STLLC, before and after the merger, the merger was not conducted at arms-length;

All parties involved knew the transaction was taking place. There were no independent counter-parties (including the minority interest totaling four percent) involved in any negotiations leading up the merger;

Our controlling shareholders were on both sides of the merger and made all merger decisions;

While no one individual held more than 50 percent of the equity interests of STLLC, Mr. Montano and Ms Duran held or controlled, as managing member and member of STLLC, 84.9 percent of the equity interests.  Mr. Montano is also our CEO; Ms. Duran our CFO and,

The transaction was not designed to circumvent any accounting rules. The accounting method was determined after the transaction took place, not before.

United States Securities and Exchange Commission
January 22, 2007

In considering the SEC’s position regarding such transactions we believe that we have met the requirements for entities under common control as follows;
In EITF 02-05 point 7. the SEC Observer stated that SEC registrants should continue to follow the guidance in paragraph 3, in determining whether common control of separate entities exists. Point three in part says;

3“.The FASB staff understands that the SEC staff has indicated that common control exists between (or among) separate entities only in the following situations:

b. Immediate family members hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).

1) Immediate family members include a married couple and their children, but not the married couple's grandchildren.”

Based on the facts and circumstances, as stated above, it is our determination that for all intents and purposes Montano and Duran meet the married couple test.

Further support may be found in SEC Staff Views

The Securities and Exchange Commission (SEC) states in Staff Accounting Bulletin (SAB) Topic 5-G , Acquisition of Assets from Promoters and Shareholders in Exchange for Common Stock , that "transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company's initial public offering normally should be recorded at the transferor's historical cost basis determined under generally accepted accounting principles.

II. Stepped-Up Values

For entities subject to the jurisdiction of the SEC, assets acquired from controlling shareholders or from shareholders or promoters in exchange for stock prior to the time of an initial public offering generally are required to be recorded at the depreciated/amortized cost to the predecessor owners. The SEC staff also believes that when nonmonetary assets are transferred between two companies under common control (other than routine transfers of inventory in the normal course of business), a presumption exists that carryover basis should be used to record the assets, even in a cash transaction.

United States Securities and Exchange Commission
January 22, 2007

Interpretation 2-2 - Accounting When Step-Up Is Not Permitted

When the conditions for step-up are not met, the assets acquired should be recorded at the carrying amounts on the transferor's books (or at the controlling entity's carrying amounts for transfers between subsidiaries under common control), less any necessary writedown for an impairment in value that should be recorded on the books of the transferor. Transfers of property or other long-term assets by an individual to a related business entity should be recorded by the business entity at the amount that the transferor would have had in its accounts if the transferor had prepared financial statements using generally accepted accounting principles for business entities rather than the value that may have been used in the individual's financial statements.

Taking all the above into consideration it is our position that we have entities under common control and therefore it is appropriate to record the transaction at historical cost.

Your Comment 3.

As previously issued, we will continue to monitor your amendment to Form 10-Q for compliance to your November 1, 2006 response to our comment four issued in our letter dated October 11, 2006.

Our Response;

We will amend the 10-Q as discussed upon resolution of your comment 3. above, as it may impact the 10-Q.

Sincerely,

/s/ Karen Y. Duran
Karen Y. Duran
Chief Financial Officer
Falcon Ridge Development, Inc.